REGISTRATION STATEMENT

YUNGASI, INC.

REGISTRATION STATEMENT
Yungasi, Inc. is a New York Based import and exporting company.
We determine what market is in need of certain products, we export according to these demands, on a local and international level.
We deliver these products by taking a proactive approach and insuring stability to those we cater to.
Our strategy requires extensive research on market trends, and conditions to find the best way to engage thus markets.
Yungasi, Inc. provides a compelling and efficient way for maximizing profits through its research practices.

DIVIDEND POLICY
We have never declared or paid dividends on our common stock.
 We currently intend to retain all available funds and any future earnings to support operations and to finance the growth and development of our business.
 We do not intend to declare or pay cash dividends on our common stock in the foreseeable future. Any future determination to pay dividends will be made at the discretion of our board of directors subject to applicable laws, and will depend upon, among other factors, our results of operations, financial condition, contractual restrictions and capital requirements. Our future ability to pay cash dividends on our stock may be limited by the terms of any future debt or preferred securities.

COMMON STOCK
The Company seeks funding in connections with the offering of 50,000 shares of common stock to expand globally, and to patent our research practices and other liabilities our current company faces at the moment.

FINANCIAL STATEMENTS
We are also seeking to expand our firm and hire 50-100 new personnel by the end of each quarter. We have been approach by multiple companies and trying to enter other fields of business by establishing subsidiaries to create more jobs, all whilst making our brand more prominent.
The company is prepared to liquidate some of its assets in the near future from latter legal proceedings to cover/prevent any future losses.


MANAGEMENT

AFAME W. ONWUKA
CEO/President
Afame has experience in the field of Management working in the food Industry for practically his whole career he has tend to pick of a few tricks of the trade especially in agriculture, from climate factors to seeds and distribution. Also locations where product can be found cheaper for higher quality/yield.

Nneka P. Onwuka
Director
Nneka is a teacher at a local elementary school here in NYC.

Ugo Onwuka
Director
Ugo is a business partner and also is in the retail and creative field.

Odira E. Onwyka
Managing Director
Odira has a Bachelor's in Business administration

AFAME W.ONWUKA
CEO/President
/s/ AFAME W. ONWUKA